Exhibit 99.3

EVOGENE LTD.

PROXY FOR THE SPECIAL GENERAL MEETING OF SHAREHOLDERS
 TO BE HELD ON JANUARY 17, 2017
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Merav Shaul-Shalem, Sassi Masliah and Jonathan M. Nathan, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the Ordinary Shares of Evogene Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on December 16, 2016, at the Special General Meeting of Shareholders (the “Meeting”) to be held at the executive offices of the Company, 13 Gad Feinstein Street, Rehovot, Rehovot Park, Israel, on Tuesday, January 17, 2017 at 3:00 p.m. (Israel time), and at any and all adjournments or postponements thereof, on the following matters, which are more fully described in the Notice of Special General Meeting of Shareholders of the Company (the “Notice”) and Proxy Statement (the “Proxy Statement”) relating to the Meeting.

The undersigned acknowledges publication by the Company of the Notice and receipt by the undersigned of the Proxy Statement.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is provided with respect to Proposals 1 or 3 listed on the reverse side, this Proxy will be voted “FOR” those Proposals and in such manner as the holder of the Proxy determines with respect to any other business as may properly come before the Meeting or any and all adjournments or postponements thereof. If no direction is made with respect to Proposal 2, this Proxy will not be voted on such proposal.

IMPORTANT NOTE: The vote under this Proxy will not be counted towards the majority required for the approval of Proposal 2 listed on the reverse side unless the undersigned either (i) fills in the box for Item 2A, on the reverse side, thereby confirming that he, she or it does not have a conflict of interest in the approval of Proposal 2 and is not a controlling shareholder of the Company, or (ii) contacts the Company to vote on Proposal 2 via a separate proxy card that is designed for a shareholder who has a conflict of interest or is a controlling shareholder of the Company.

Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

 SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

EVOGENE LTD.

January 17, 2017

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

↓Please detach along perforated line and mail in envelope.↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE PROPOSALS LISTED BELOW.
PLEASE SEE THE INSTRUCTIONS BELOW REGARDING PROPOSAL 2, AND ITEM 2A.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	FOR	AGAINST	ABSTAIN
Important Instructions for Proposal 2/Item 2A:
PLEASE BE CERTAIN TO FILL IN THE BOX FOR ITEM 2A OPPOSITE TO CONFIRM THAT YOU DO NOT HAVE A CONFLICT OF INTEREST IN THE APPROVAL OF PROPOSAL 2, AND ARE NOT A CONTROLLING SHAREHOLDER OF THE COMPANY.
Under the Companies Law, you cannot be counted towards the majority required for Proposal 2 unless you provide either (i) the foregoing important confirmation or (ii) a confirmation that you actually do fall into any of those respective categories, as described below.
If you are a controlling shareholder of the Company or have a conflict of interest in the approval of Proposal 2, you may vote on that proposal by contacting Merav Shaul Shalem, the Company’s Legal Advisor at meravs@evogene.com or facsimile number +972-8-9466724, who will provide you with a proxy card that is designed for you (and in that case, you should not vote under this proxy card with respect to Proposal 2 and should not fill in the box for Item 2A).
If you hold your shares via a broker or other nominee, please contact him, her or it, who should in turn contact the Company as described above

1. Re-election of Ms. Sarit Firon to serve as a director of the Company until the Company’s 2017 annual general meeting of shareholders.	☐	☐	☐
2. Approval of an updated compensation policy for the directors and other office holders of the Company (the “Compensation Policy”), in accordance with the requirements of the Israeli Companies Law, 5759-1999.
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2A. The undersigned confirms it does not have a conflict of interest (referred to as a “personal interest” under the Companies Law, as described in the Proxy Statement) in the approval of Proposal 2 and is not a “controlling shareholder” of the Company under the Companies Law, as described in the Proxy Statement.
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3. Approval of an initial grant of options to purchase 10,000 of the Company’s ordinary shares and subsequent annual grants of options to purchase 2,500 of the Company’s ordinary shares to Ms. Sarit Firon (subject to her re-election pursuant to Proposal 1), in accordance with the grant mechanism described in the Compensation Policy and subject to the terms thereof.
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To change the address on your account, please check the box that appears below and indicate your new address in the space below. Please note that changes to the registered name(s) on the account may not be submitted via this method.

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Signature of shareholder	Date	Signature of shareholder	Date

Note:
Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each owner should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such.  If the signer is a partnership, please sign in partnership name by authorized person.